UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

FIVE STAR PRODUCTS, INC.
(Name of Subject Company (issuer))

NPDV ACQUISITION CORP.
(Offeror)
A Wholly-Owned Subsidiary of

NATIONAL PATENT DEVELOPMENT CORPORATION
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per Share
(Title of Class of Securities)

33831M107
(CUSIP Number of Class of Securities)

Ira J. Sobotko, Vice President, Chief Financial Officer, Secretary and Treasurer
National Patent Development Corporation
10 East 40th Street, Suite 3110, New York, NY 10016
(646) 742-1600
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))

Copies to:
Frank E. Lawatsch, Jr.
Day Pitney LLP
7 Times Square
New York, NY 10036

Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)

$1,689,399.60	$66.40

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of all outstanding common shares of Five Star Products, Inc., par value $0.01 (the “Shares”), not beneficially owned by NPDV Acquisition Corp. (“NPDV Acquisition Corp.”) a wholly-owned subsidiary of National Patent Development Corporation, at a purchase price of $0.40 per Share, net to the seller in cash. As of Thursday, July 24, 2008, there were 4,223,499 Shares not beneficially owned by NPDV Acquisition Corp.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #6 for Fiscal Year 2008, effective December 31, 2007, and equals $39.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $66.40 Form or Registration No.: Schedule TO Filing Party: National Patent Development Corporation and NPDV Acquisition Corp. Date Filed: July 24, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1. ☐ issuer tender offer subject to Rule 13e-4. ☒ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2008, amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO (the “Schedule TO”) filed with the SEC on July 24, 2008 by National Patent Development Corporation, a Delaware corporation (“National Patent”), and NPDV Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of National Patent (“NPDV Acquisition Corp.”). This Amendment relates to the offer by NPDV Acquisition Corp. to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Five Star Products, Inc., a Delaware corporation (“Five Star”), at a price of $0.40 per Share, net to the seller in cash, without interest thereon and less any amounts required to be withheld under applicable law, upon the terms and subject to the conditions set forth in the amended and restated Offer to Purchase dated August 12, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(viii) and in the related amended and restated Letter of Transmittal (which, together with the Offer to Purchase, with any amendments or supplements thereto, collectively constitute the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(ix). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule TO.

The Schedule TO, as amended by this Amendment, also relates to the Tender Offer and Merger Agreement, dated as of June 26, 2008 (as may be amended from time to time, the “Tender Offer Agreement”), by and among National Patent, NPDV Acquisition Corp. and Five Star. The Tender Offer Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, NPDV Acquisition Corp. will be merged with and into Five Star, with Five Star continuing as the surviving corporation, wholly-owned by National Patent (the “Merger”). Each Share outstanding immediately prior to the effective time of the Merger (other than Shares held by Five Star, National Patent or NPDV Acquisition Corp., or their subsidiaries, all of which will be cancelled and retired and shall cease to exist, and other than Shares held by stockholders who exercise and perfect appraisal rights under Delaware law), will be converted in the Merger into the right to receive the Offer Price, without interest thereon and less any required withholding taxes.

The information set forth in the Schedule TO is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except to the extent that such information is amended and supplemented as specifically provided in this Amendment. You should read this Amendment together with the Schedule TO.

FORWARD-LOOKING STATEMENTS

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by National Patent Development Corporation and NPDV Acquisition Corp. in light of their experience and perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and involve risks and uncertainties relating to the occurrence of future events.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisioned by such forward-looking statements. Although National Patent Development Corporation and NPDV Acquisition Corp. believe that the expectations reflected in such forward-looking statements are reasonable, they cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning National Patent Development Corporation’s and its subsidiaries’ performance are set forth in reports and documents filed by with the SEC.

ITEM 4.	TERMS OF THE TRANSACTION

Item 4 is hereby amended by changing the cross-reference to Special Factors—Section 12 (“Certain Material U.S. Federal Income Tax Considerations”) in the Offer to Purchase to read as a cross-reference to Special Factors—Section 12 (“Material U.S. Federal Income Tax Considerations”) and is restated in its entirety as follows:

(a)  Material Terms.  Reference is made to the information set forth under Summary Term Sheet; Questions and Answers About the Offer; Introduction; Special Factors—Sections 4 (“Purpose of the Offer; Plans for Five Star”), 5 (“Certain Effects of the Offer and Merger”) and 8 (“The Tender Offer Agreement”); and The Tender Offer—Sections 1 (“Terms of the Offer”), 2 (“Acceptance for Payment and Payment for Shares”), 3 (“Procedure for Tendering Shares”), 4 (“Rights of Withdrawal”) and 12 (“Material U.S. Federal Income Tax Considerations”) in the Offer to Purchase, which is incorporated herein by reference.

ITEM 12.	EXHIBITS

Item 12 is hereby amended and supplemented by the following exhibits:

(a) (1)(viii)	Amended and Restated Offer to Purchase dated August 12, 2008.
(a) (1)(ix)	Amended and Restated Letter of Transmittal.
(a) (1) (x)	Amended and Restated Notice of Guaranteed Delivery.
(a) (1)(xi)	Amended and Restated Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a) (1)(xii)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(c) (i)	Opinion and report of Burnham Securities Inc., including appendixes, to Five Star’s Special Committee and Board of Directors, dated June 26, 2008 (incorporated herein by reference to Exhibit (a)(5) (i) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Five Star Products, Inc. with the SEC on August 12, 2008)
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Schedule D of the amended and restated Offer to Purchase filed herewith as Exhibit (a)(1)(viii)).

Item 7.	Purposes, Alternatives, Reasons and Effects

Item 7 is hereby amended by changing the cross-reference to Special Factors—Section  (“Certain Material U.S. Federal Income Tax Considerations”) in the Offer to Purchase to read as a cross-reference to Special Factors—Section 12 (“Material U.S. Federal Income Tax Considerations”) and is restated in its entirety as follows:

(a), (b) and (c)  Reference is made to the information set forth under Questions and Answers About the Offer; Introduction; and Special Factors—Sections 3 (“Background of the Offer”), 4 (“Purpose of the Offer; Plans for Five Star”), 5 (“Certain Effects of the Offer and Merger”), 6 (“Report of Burnham Securities Inc. to Five Star’s Special Committee and Board of Directors; Recommendation of Five Star’s Special Committee and Board of Directors”) and 7 (“National Patent’s and NPDV Acquisition Corp.’s Position Regarding the Fairness of the Offer”) in the Offer to Purchase, which is incorporated herein by reference.

(d)  Reference is made to the information set forth under Introduction, Special Factors—Sections 4 (“Purpose of the Offer; Plans for Five Star”) and 5 (“Certain Effects of the Offer and Merger”) and The Tender Offer—Sections 7 (“Merger and Appraisal Rights; ‘Going Private’ Rules”) and 12 (“Material U.S. Federal Income Tax Considerations”) in the Offer to Purchase, which is incorporated herein by reference.

Item 16.	Exhibits.

Item 16 is hereby amended and restated in its entirety as follows:

(c)(i)	Opinion and report of Burnham Securities Inc., including appendixes, to Five Star’s Special Committee and Board of Directors, dated June 26, 2008 (incorporated herein by reference to Exhibit (a)(5)(i) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Five Star Products, Inc. with the SEC on August 12, 2008).
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Schedule D of the amended and restated Offer to Purchase filed herewith as Exhibit(a)(1)(viii)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NATIONAL PATENT DEVELOPMENT CORPORATION

By:	/s/ HARVEY P. EISEN
Name:     Harvey P. Eisen

Title:	Chairman, Chief Executive Officer
and President

NPDV ACQUISITION CORP.

By:	/s/ JOHN C. BELKNAP
Name:     John C. Belknap

Title:	President

Date: August 12, 2008

EXHIBIT INDEX

(a) (1)(viii)	Amended and Restated Offer to Purchase dated August 12, 2008.
(a) (1)(ix)	Amended and Restated Letter of Transmittal.
(a) (1) (x)	Amended and Restated Notice of Guaranteed Delivery.
(a) (1)(xi)	Amended and Restated Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a) (1)(xii)	Amended and Restated Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(c) (i)	Opinion and report of Burnham Securities Inc., including appendixes, to Five Star’s Special Committee and Board of Directors, dated June 26, 2008 (incorporated herein by reference to Exhibit (a)(5) (i) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Five Star Products, Inc. with the SEC on August 12, 2008)
(f)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Schedule D of the amended and restated Offer to Purchase filed herewith as Exhibit (a)(1)(viii)).